Cameco Corporation
Management’s Discussion and Analysis (MD&A)
For the period ended September 30, 2008
The following discussion of the financial condition and operating results of Cameco Corporation has been prepared as of November 10, 2008, and updates our first quarter, second quarter and annual MD&A, and should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended September 30, 2008, as well as the audited consolidated financial statements for the company for the year ended December 31, 2007, and MD&A of the audited financial statements, both of which are included in the 2007 annual financial review. No update is provided where an item is not material or where there has been no material change from the discussion contained in our first quarter, second quarter and annual MD&A. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2007 annual financial review is available on the company’s website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Statements contained in this MD&A, which are not historical facts or a description of present circumstances, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information and Statements” in the MD&A contained in the company’s 2007 annual financial review and in this MD&A, the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2007 annual financial review, and the section titled “Risk Factors” in the company’s 2007 annual information form.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Nine months ended
	September 30		September 30		Change
Financial Highlights	2008	2007	2008	2007	%
Revenue ($ millions)	729	681	1,941	1,816	7
Cash provided by operations[2] ($ millions)	109	450	368	744	(51)
Net earnings ($ millions)	135	91	419	355	18
Adjusted net earnings ($ millions) [1]	142	263	437	537	(19)
Earnings per share (EPS) — basic ($)	0.39	0.26	1.22	1.00	22
EPS — diluted ($)	0.39	0.25	1.21	0.96	26
EPS — adjusted and diluted ($)[1]	0.41	0.70	1.26	1.44	(13)
Average uranium (U3O8) spot price ($US/lb U3O8)	60.50	96.33	65.11	102.39	(36)
Average realized uranium price
• $US/lb U3O8	37.88	52.76	42.69	37.24	15
• $Cdn/lb U3O8	39.90	56.78	44.42	42.13	5
Average realized electricity price ($/MWh)	59	53	57	52	10
Average Ontario electricity spot price per megawatt hour ($/MWh)	51	47	49	48	2

[1]	Net earnings for the quarters and nine months ended September 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on pages 30 and 31.

[2]	After working capital changes. For more information regarding working capital changes, refer to note 16 of the third quarter unaudited consolidated financial statements.
FINANCIAL RESULTS
Third Quarter
For the three months ended September 30, 2008, our adjusted net earnings1 were $142 million ($0.41 per share adjusted and diluted), $121 million lower than adjusted net earnings of $263 million ($0.70 per share adjusted and diluted) recorded in the third quarter of 2007. The decrease was due to lower earnings in the uranium business, partially offset by improved results in the electricity and gold businesses. Lower realized prices adversely affected uranium profits while higher realized prices led to stronger results for the electricity and gold businesses.

[1]	Net earnings for the quarters ended September 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on pages 30 and 31.

Compared to the third quarter of 2007, exploration expenditures were $2 million higher, at $22 million, with uranium exploration expenditures unchanged at $16 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra Gold Inc. (Centerra) were $6 million, an increase of $2 million compared to the third quarter of 2007.
In the third quarter of 2008, we recorded an income tax expense of $2 million, based on adjusted net earnings, compared to $20 million in the same period of 2007. Our effective income tax rate was 1% in the third quarter of 2008 compared to 7% in 2007 as a higher proportion of income earned occurred in jurisdictions outside of Canada where tax rates are lower. For more information on income taxes, refer to note 11 of the unaudited consolidated financial statements.
In the third quarter of 2008, administration costs were $67 million lower due largely to a net recovery of $66 million in stock-based compensation expenses. The decline in stock compensation was due to a decrease in our share price during the quarter. The amount of the reported expense is determined using Cameco’s share price as of the date of the financial statements. Thus, the reported expense may vary significantly from period to period.

	Three months ended
	September 30
Administration ($ millions)	2008	2007
Direct administration	34	26
Stock-based compensation[1]	(66)	9

Total administration	(32)	35

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.
Year to Date
For the nine months ended September 30, 2008, our adjusted net earnings2 were $437 million ($1.26 per share adjusted and diluted), $100 million lower than adjusted net earnings of $537 million ($1.44 per share adjusted and diluted) recorded in the first nine months 2007. The decrease was due to lower earnings in the uranium and fuel services businesses partially offset by higher earnings in the gold business. Results in the uranium business have been impacted by higher costs and lower production while fuel services was adversely impacted by the shutdown of the UF6 plant at Port Hope.
Compared to the first nine months of 2007, exploration expenditures were $4 million higher, at $54 million, with uranium exploration expenditures up $3 million to $38 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were $16 million, up $1 million compared to 2007.
In the first nine months of 2008, we recorded an income tax expense of $29 million, based on adjusted net earnings, compared to $44 million in 2007. The effective income tax rate for the first nine months was 6%, compared to 7% in the same period in 2007. This change was due to a

[2]	Net earnings for the nine months ended September 30, 2007 and 2008 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on pages 30 and 31.

higher proportion of taxable income being earned in jurisdictions outside of Canada where tax rates are lower. For more information on income taxes, refer to note 11 of the unaudited consolidated financial statements.
In the first nine months of 2008, direct administration costs were $24 million higher due to an increase in the workforce as well as higher charges for recruiting and retention programs and systems enhancements. Stock-based compensation expense was $75 million lower due to a decline in our share price during the year.

	Nine months ended
	September 30
Administration ($ millions)	2008	2007
Direct administration	114	90
Stock-based compensation[1]	(53)	22

Total administration	61	112

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.
Quarterly Financial Results ($ millions except per share amounts)

	2008			2007				2006
Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	729	620	593	494	681	725	409	512
Net earnings	135	150	133	61	91	205	59	40
EPS — basic ($)	0.39	0.44	0.39	0.18	0.26	0.58	0.16	0.11
EPS — diluted ($)	0.39	0.42	0.37	0.17	0.25	0.55	0.16	0.11
Cash from operations[1]	109	113	146	57	450	155	139	13

[1]	After working capital changes. For more information on working capital changes, refer to note 16 of the third quarter unaudited consolidated financial statements.
Revenue of $729 million in the third quarter of 2008 was 18% higher than in the second quarter of 2008 due to increased volumes in the uranium, fuel services, electricity and gold businesses partially offset by lower realized selling prices in the uranium business.
Net earnings in the third quarter of 2008 were slightly lower than in the second quarter primarily due to lower margins in the uranium business related to an increase in the unit cost of product sold.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.

Cash Flow
In the third quarter of 2008, we generated $109 million in cash from operations compared to $450 million in the same period of 2007. The decrease of $341 million was related mainly to lower margins in the uranium business and an increase in working capital requirements compared to the prior year.
In the first nine months of 2008, we generated $368 million in cash from operations compared to $744 million in 2007. The decrease of $376 million was due largely to lower margins in the uranium business and greater working capital requirements related to the timing of sales receipts and an increase in product inventory compared to the first nine months of 2007.
Balance Sheet
At September 30, 2008, our total debt was $1,261 million, representing an increase of $535 million compared to December 31, 2007. At September 30, 2008, our consolidated net debt to capitalization ratio was 25%, up from 18% at the end of 2007. The increase is due to two significant factors, first, our acquisition of a 24% interest in GE-Hitachi Global Laser Enrichment, LLC (GLE); and second, the purchase of a 70% interest in the Kintyre uranium exploration project in Western Australia. For details of these acquisitions see press releases dated June 20, July 9 and August 11.
Compared to the end of 2007, our product inventories increased by $115 million due to increases in stockpiled ore of uranium and gold, as well as higher average carrying values for uranium.
At September 30, 2008, our consolidated cash balance totalled $149 million, with Centerra holding $97 million of this amount.
Foreign Exchange Update
During the quarter, the US dollar strengthened against the Canadian dollar from $1.02 at June 30, 2008, to $1.06 at September 30, 2008.
At September 30, 2008, we had foreign currency contracts of $922 million (US) and EUR 43 million. The foreign currency contracts are scheduled for use as follows:

	2008	2009	2010	2011
$ millions (US)	87	540	235	60
EUR millions	13	24	0	6
The US currency contracts have a current average value of $1.04 (Cdn) per $1.00 (US).
As of September 30, 2008, unrealized mark-to-market loss on the portfolio of foreign currency contracts was $11 million.

Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At September 30, 2008, net deferred gains totalled $99 million. The schedule for these net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains	2008	2009	2010	2011
$ millions (Cdn)	17	41	36	5
At September 30, 2008, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings for the balance of the year of about $2 million (Cdn) related to unhedged exposures and about a $4 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that are not eligible for hedge accounting.
Accounting Policy Change
Effective August 1, 2008, we voluntarily chose to discontinue designating our foreign currency forward sales contracts as accounting hedges of anticipated US dollar and Euro-denominated cash inflows. A significant portion of our portfolio of derivative instruments currently does not qualify for hedge accounting. We concluded that the transparency of our financial reporting would be improved by applying a consistent approach in our accounting treatment for all of our foreign currency sales contracts. Effective August 1, 2008, all future changes in the fair value of these contracts will be recorded in earnings rather than in other comprehensive income. Mark-to-market gains and losses recorded in other comprehensive income prior to August 1, 2008, will be recognized in net earnings at the time when the previously hedged transactions are anticipated to occur. The voluntary de-designation for accounting purposes only impacts reported earnings in future periods and does not impact our underlying risk management activities or future cash flows.
OUTLOOK FOR THE YEAR 2008
Recent uncertainty in the global financial markets has effectively shut down the debt capital markets for Cameco and most other companies. For more information on Cameco’s debt provisions, see the section titled “Liquidity and Capital Resources”.
During this period of uncertainty, Cameco will proceed in a prudent manner. Growth will take place but at a slower and more measured pace. We will look for opportunities to reduce costs and defer projects that cannot be funded internally. Our focus in making these decisions will be to ensure the safety of our people and the environment and to protect production levels over the next several years.
Below is a table summarizing Cameco’s 2008 consolidated outlook as well as the outlook for each of our business segments. Updates from the outlook contained in the table disclosed on our website for the second quarter of 2008 were made to the following items (in bold): consolidated revenue, uranium sales volume, uranium unit cost of product sold, uranium production, fuel services revenue, fuel services production, nuclear electricity revenue, gold production and gold capital expenditures.

2008 Financial Outlook

Nuclear
2008 Outlook	Consolidated	Uranium	Fuel Services	Electricity	Gold
Revenue	Increase 10% to 15%[1,2]	Increase 10% to 20%[4]	Increase 0% to 5%[8]	Increase 5% to 10%[10]	—
Administration costs	Increase 10% to 15%	—	—	—	—
Tax rate	5% to 10%	—	—	—	—
Sales volume	—	33 to 35 million lbs[5]	Decrease 5% to 10%	—	—
Unit cost of product sold	—	Increase 15% to 20%[6]	—	About $37 per MWh	—
Capacity factor	—	—	—	About 87%	—
Production	—	17.7 million lbs[7]	7 to 9 million kgU[9]	—	740,000 to 790,000 oz11
Capital expenditures	$534 million[3]	—	—	$39 million	$97 million (US)[12]

[1]	As reported in the annual MD&A, this is the outlook for the uranium, fuel services and nuclear electricity businesses and does not include gold.

[2]	Outlook contained in the second quarter table — revenue expected to increase 3% to 10% over 2007.

[3]	As reported in the annual MD&A, Cameco’s consolidated outlook for capital expenditures does not include Bruce Power or Centerra capital expenditures.

[4]	Based on a uranium spot price of $46.00 (US) per pound, reflecting the UxC spot price as of November 3, 2008. Changes in the uranium spot price will impact the prices we realize under our contracts.

[5]	Outlook contained in the second quarter table — sales volume expected to be 32 to 34 million pounds.

[6]	Outlook contained in the second quarter table — unit cost of product sold to increase by 10% to 15% over 2007.

[7]	Outlook contained in the second quarter table — production to be 19.6 million pounds.

[8]	Outlook contained in the second quarter table — revenue expected to decrease 5% to 10% over 2007.

[9]	Outlook contained in the second quarter table — production to be 9 to 12 million kgU.

[10]	Outlook contained in the second quarter table — revenue expected to increase 10% to 15% over 2007.

[11]	Outlook contained in the second quarter table — production to be 770,000 to 830,000 ounces.

[12]	Outlook contained in the second quarter table — capital expenditures to be $88 million.
Below are the material changes made to the 2008 outlook contained in our annual MD&A, as updated by our first and second quarter MD&A. An explanation of the changes is also provided.
Consolidated Outlook for 2008
Cameco anticipates consolidated revenue for the uranium, fuel services and nuclear electricity businesses to increase 10% to 15% over 2007 compared to the previous forecast of 3% to 10%. Revenues from the uranium and fuel services businesses are primarily denominated in US dollars. Therefore, the recent decline in the Canadian dollar relative to the US dollar is expected to have a favorable impact on revenues in 2008.

Uranium Outlook for 2008
Cameco’s share of uranium production for 2008 is now projected to total about 17.7 million pounds of U3O8 including volumes produced at Inkai, down from the previous forecast of 19.6 million pounds of U3O8. The decline in forecast production is due to reduced production at all of our sites.
Cameco anticipates its share of uranium production at McArthur River/Key Lake for 2008 will total 12.0 million pounds as a result of equipment and process challenges encountered at the mill, down slightly from our previous guidance.
At Rabbit Lake, we expect production will total 3.4 million pounds U3O8 by year-end, down from the original estimate of 3.6 million pounds. The lower production forecast is due to a combination of lower than anticipated ore grade and operational issues experienced during the restart of the mill in September following a planned shutdown.
In the US, our in situ recovery (ISR) production is expected to total 1.9 million pounds for the year compared to our previous forecast of 2.3 million pounds. Lower production is the result of delays in our ability to put new infrastructure in place such as additional wellfields.
Finally, Cameco’s share of production for 2008 at Inkai is now expected to be 0.4 million pounds, less than the previous estimate of 0.6 million pounds provided in the second quarter. The decrease in forecast production is due to the continued reduced availability of sulphuric acid. The lack of sulphuric acid is related to a shortage of supply and transportation issues. As a result, we do not expect to achieve commercial levels of production until 2009.
Cameco’s unit cost of sales is now expected to increase by 15% to 20% over 2007 compared to the previous forecast of 10% to 15%. The increase in our expected unit cost of sales is the result of spot uranium purchases that were made to take advantage of trading opportunities. While this uranium was purchased at a discount to the market price, its cost was substantially higher than our other sources of inventory. In addition a 13% decline in expected production for 2008 compared to 2007 will negatively impact unit costs.
Uranium Price Sensitivity
For the remainder of 2008, a $10.00 (US) per pound change in the market price for uranium from $46.00 (US) per pound (reflecting the Ux Consulting (UxC) weekly spot price indicator at November 3, 2008) would change revenue by $19 million (Cdn) and net earnings by $13 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.19 (Cdn), which was the rate on November 3, 2008.
Bruce Power Limited Partnership (BPLP) Outlook for 2008
Electricity Price Sensitivity Analysis
For the remainder of 2008, BPLP has about 6.7 TWh under contract, which represents about 95% of Bruce B generation at its planned capacity factor. For the remainder of 2008, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s revenue and after-tax earnings from BPLP by less than $1 million.

Gold Outlook for 2008
Gold Price Sensitivity Analysis
For the remainder of 2008, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $4 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.19 (Cdn), which was the rate on November 3, 2008.
The foregoing update to the outlook for the year 2008 contained in our annual MD&A for the year ended 2007, as updated by the information contained in our first and second quarter MD&A for 2008, is forward-looking information and, except as stated in the footnotes above, is based upon the same key assumptions and subject to the same material risk factors that could cause results to differ materially which were discussed under the heading “Caution Regarding Forward-looking Information and Statements” in our annual MD&A. These include assumptions regarding production levels, sales volumes, costs and market prices, and the risk of variations in them; assumptions regarding competition levels, and the risk of significant increases in them; the risk of material adverse changes in foreign currency exchange rates and interest rates, and the assumption that they will remain constant or improve in our favour; the risk of unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks and the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; and the success and timely completion of planned development and remediation projects, and the risks associated with those projects.
Uranium Price Sensitivity (2008 to 2012)
The table below shows an indicative range of average prices at this time that Cameco would expect to realize under its sales portfolio over the period 2008 to 2012. The prices shown in the table are intended to provide the reader with a general indication of how
Cameco’s expected realized prices for uranium may tend to vary with changes in market prices. The expected realized prices reported in this table may change from quarter to quarter based on changes in a number of variables, including:
•	new contracts entered into during the quarter,

•	variations in the actual spot price or long-term price during the most recent quarter from the price assumptions in the previous table,

•	changes in inflation assumptions,

•	changes in delivery plans from those assumed in the previous table as a result of requirements contracts or volume flexibility terms contained in some contracts, and

•	changes in the volume of uncommitted material.
Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption by setting the spot price at the levels noted and calculated our expected realized prices accordingly. For example, under the $60.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $60.00 (US) at October 31, 2008, and remains at that level through 2012. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries generally beginning two to five years after contract signing.
Many of the contracts we are delivering into from 2008 to 2012 were finalized in 2003 to 2005 when industry market prices were in the range of about $11 to $31 (US) (see table below for industry average uranium market prices from 2003 to 2008). To the extent these contracts are fixed at historic uranium prices or have low ceiling prices, they will yield lower than current market prices. As these older contracts expire over the next few years and we begin delivering into more contracts signed since 2006, our average realized price will benefit.
The table below outlines the industry average uranium market prices over the past few years which may help put our average contract prices into perspective.
Industry Average Uranium Market Prices (US$/lb U3O8)

						2008
	2003	2004	2005	2006	2007	YTD
Spot price indicator	11.55	18.60	28.67	49.60	99.29	63.15
Long term price indicator	12.10	21.00	30.66	49.90	90.83	85.00
The uranium price sensitivity table for the period 2008 to 2012 below has been updated to reflect deliveries made and contracts entered into during the first three quarters of 2008.
Cameco Expected Average Realized Uranium Price
(Rounded to the nearest $1.00)
Current US $/lb U3O8

	$20	$40	$60	$80	$100	$120	$140
2008	$38.00	$39.00	$40.00	$41.00	$42.00	$43.00	$44.00
2009	$28.00	$33.00	$38.00	$43.00	$48.00	$52.00	$57.00
2010	$32.00	$38.00	$46.00	$53.00	$60.00	$67.00	$74.00
2011	$35.00	$40.00	$48.00	$55.00	$63.00	$70.00	$78.00
2012	$37.00	$40.00	$48.00	$56.00	$65.00	$74.00	$82.00
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions and material risks which could cause actual prices to vary:
•	sales volume of 34 million pounds for 2008 (which has been adjusted for the accounting requirements of the loan agreements) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results;

•	utilities take the maximum quantities allowed under their contracts, unless a delivery notice has been provided, which is subject to the risk that they take lower quantities resulting in materially different realized prices;

•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions. No significant changes to the above estimate of average realized prices can be expected as a result of this decision;

•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices;

•	the average long-term price indicator in a given year will be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price during the course of a year could lead to materially different results; and

•	an inflation rate of 2.5%. Variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.

Uranium Production Outlook (2008 to 2012)
We are providing an update for our near-term production outlook in the table below.
Cameco’s Share of Production (million pounds U3O8) excluding Cigar Lake1

Current Forecast	2008	2009	2010	2011	2012
McArthur River/Key Lake [2]	12.0	13.1	13.1	13.1	13.1
Rabbit Lake [3]	3.4	3.6	3.4	3.4	2.4
US ISR[4]	1.9	2.6	2.6	3.5	4.4
Inkai	0.4	1.3	2.3	3.1	3.1

Total*	17.7	20.6	21.4	23.1	23.0

*	While a single estimate has been included for each year of the production outlook, actual production may differ from estimates as forecasting production is inherently uncertain.

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has assumed the current licensed capacity. (See discussion in “Uranium Operations” in the annual MD&A.)

[3]	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower grade material.

[4]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US and other ISR development projects in the US.
At Rabbit Lake, the changes to the five-year production forecast are the result of ongoing mine planning, which focuses on identifying means of smoothing the production profile.
In the US, the ISR production forecast has been adjusted to account for the delay in our ability to bring on new wellfields.
At Inkai, the continued shortage of sulphuric acid will have a negative impact on production in 2009 and 2010, after which we plan to ramp up to full production.
Cameco also purchases uranium derived from blended down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013.
The current uranium production and HEU purchase forecast noted above for the company are forward-looking information. This forward-looking information is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that:
•	the company’s forecast production for each operation is achieved;

•	the company’s revised schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining;

•	the successful transition to new mining zones at McArthur River in 2009 and 2010;

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production;

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks;

•	capital remains available to sustain and expand production. If access to capital is restricted, it could impact our production plans in the latter years; and

•	the HEU supplier complies with its delivery commitments.
Material risk factors that could cause actual results to differ materially include our inability to achieve forecast production levels for each operation; our development and rampup of production from Inkai does not proceed as anticipated; the transition to new mining zones at McArthur River is not successful; the inability to obtain or maintain necessary permits or government approvals; our access to capital is limited and, as a result, our production plans are impacted in the latter years; a disruption or reduction in production or the failure of the HEU supplier to comply with its delivery commitments. No assurance can be given that the indicated quantities will be produced or purchased. Expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold
URANIUM
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Revenue ($ millions)[1]	396	409	1,062	1,051
Gross profit ($ millions)	120	274	473	568
Gross profit %	30	67	44	54
Earnings before taxes ($ millions)	76	251	399	509
Average realized price
($US/lb)	37.88	52.76	42.69	37.24
($Cdn/lb)	39.90	56.78	44.42	42.13
Sales volume (million lbs)[1]	9.8	7.2	23.6	24.7

Production volume (million lbs)	2.7	4.2	11.6	14.3

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement. In the second quarter of 2007, previously deferred revenue in the amount of $44 million was recognized on 2.9 million pounds.

Uranium Results
Third Quarter
Compared to the third quarter of 2007, revenue from our uranium business decreased by $13 million to $396 million as a 36% increase in reported sales volumes was more than offset by a 30% decrease in the realized selling price (in Canadian dollars). The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery and pricing patterns can vary significantly. The decrease in the average realized price was mainly the result of lower prices under market-related contracts. In the third quarter of 2007, we had a large spot sale at the peak of the market.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $275 million in the third quarter of 2008 from $135 million in the third quarter of 2007 due to the increase in reported sales volumes and an increase in the unit cost of product sold. The unit cost of product sold increased by 49% as a result of higher unit costs for produced and purchased uranium as well as higher tiered royalty charges in Saskatchewan. For the year 2008, the unit costs are expected to increase by 15% to 20% over 2007. Please see section titled “Outlook for the Year 2008” for more information.
In the third quarter of 2008, unit costs for produced uranium increased significantly compared to the prior year due to lower production, which declined by 36% to 2.7 million pounds. Also, as previously reported, Cameco purchased material during the third quarter to take advantage of trading opportunities. While this uranium was purchased at a discount to the market price, its cost was substantially higher than our other sources of inventory.
Year to Date
Compared to 2007, revenue from our uranium business increased by $11 million to $1,062 million due to a 5% increase in the realized selling price (in Canadian dollars) being offset by a 4% decline in reported sales volumes.
Our contracts include market-related and fixed pricing (escalated by inflation) mechanisms. Market-related contracts reference both spot and long-term price indicators at the time of delivery. The increase in our average realized price was the result of higher prices under both market-related and fixed-price contracts.
Our total cost of products and services sold, including DD&R, increased to $590 million in the first nine months of 2008 from $483 million in the same period in 2007 due to an increase in the unit cost of product sold. The unit cost of product sold increased by 28% as a result of higher unit costs for produced and purchased uranium as well as higher royalty charges, which increase with the realized price.
In the first nine months of 2008, unit costs for produced uranium increased significantly compared to the prior year due to lower production, which declined by 19% compared to the same period in 2007. Higher costs for labour, propane and reagents also contributed to the rise in production costs.

Uranium Contracting
Our current portfolio continues to reflect a mix of about 60/40 market-related and fixed pricing (escalated by inflation) mechanisms. Market-related contracts utilize both the spot and long-term indicators at the time of delivery, providing market price exposure and diversification.
Our strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while still maintaining sensitivity to future price movements. Today, Cameco is heavily committed under long-term contracts, and therefore, has become increasingly selective in adding additional commitments.
To the extent we do pursue new contracts, the overall strategy will continue to focus on contract durations of up to 10 years or more. Fixed prices would generally be above current published long-term indicators, and market related contracts will contain floor prices that provide downside protection, in the mid-$40 (US) range and will vary depending on market conditions. Utilities are increasingly unwilling to accept unlimited upside price risk and as a result some recent awards have contained ceiling prices in excess of $100 (US).
While Cameco has historically not sold significant quantities in the spot market, Cameco occasionally buys and sells spot material to take advantage of trading opportunities.
Uranium Market Update
Uranium Spot Market
Outlined below are the industry average spot market prices (TradeTech and UxC) as at the dates specified.

	Sept. 30/08	June 30/08	Sept. 30/07	June 30/07

Average spot market price ($US/lb U3O8)	$52.50	$59.00	$80.00	$135.50
In the spot market, where purchases call for delivery within one year, the volume reported for the third quarter of 2008 was about 13.2 million pounds U3O8, the highest third quarter volume on record. For the first nine months of 2008, the volume was 29.6 million pounds. This compares to 2.4 million pounds in the third quarter of 2007 and 14.5 million pounds in the first nine months of 2007.
The spot U3O8 price started the third quarter at $59.00 (US) per pound, climbed to $64.50 (US) by the end of July and remained at this level for eight weeks. During the quarter, sellers began lowering prices to entice buyers into the market. Also at this time, global stock markets began to decline and a number of hedge funds began to liquidate a portion of their uranium inventories, applying further downward pressure on the spot price. The month-end industry average spot price at September 30, 2008, was $52.50 (US). Since the end of the third quarter, prices have further declined and the month-end industry average spot price at October 31, 2008, was $45.50.

Uranium Long-Term Market
Outlined below are the industry average long-term market price indicators (TradeTech and UxC) as at the dates specified.

	Sept. 30/08	June 30/08	Sept. 30/07	June 30/07

Average long-term market price ($US/lb U3O8)	$75.00	$82.50	$95.00	$95.00
Long-term contracts usually provide for deliveries to begin two to five years after contracts are finalized and use a number of pricing formulas including fixed prices adjusted by inflation indices and market referenced prices (spot and long-term indicators). In 2008, long-term contracting is expected to be in the order of 150 million pounds, compared to the more than 200 million pounds contracted in each of the past several years. The lower level of long-term contracting can be attributed to the very high levels of contracting that has occurred in the past several years, which decreases utilities’ uncovered demand and their need to purchase.
The long-term U3O8 price also declined in the third quarter, but at a much slower rate than the spot price. The lower volume of expected long-term contracting in 2008, combined with waning interest in fixed-price contracts on the part of buyers, has contributed to the decrease in the long-term price.
Commercial Agreement with Tenex
Cameco purchases uranium derived from blended down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013. Cameco and its partners have agreed with Tenex to a new pricing structure for the period 2011 to 2013. The US government has approved the new pricing structure. We expect Russian government approval will be received in the next few months. For more information on this agreement with Tenex, please see our press release dated June 11, 2008.

Uranium Operations Update
Uranium Production

	Three months ended		Nine months ended
Cameco’s share of	September 30		September 30		2008 planned
production (million lbs U3O8)	2008	2007	2008	2007	production[1,2]
McArthur River/ Key Lake	2.1	2.6	8.5	9.2	12.0
Rabbit Lake	0.2	0.9	1.7	3.0	3.4
Smith Ranch/ Highland	0.3	0.5	1.0	1.5	1.3
Crow Butte	0.1	0.2	0.4	0.6	0.6

Total	2.7	4.2	11.6	14.3	17.3

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation. Cameco’s share of production from Inkai in 2008 is estimated at 0.4 million pounds.

[2]	See the section titled “Uranium Production Outlook” in this MD&A, and “Caution Regarding Forward-Looking Information and Statements” for more information about the assumptions and risk factors associated with this production forecast.
On October 23, 2008, the Canadian Nuclear Safety Commission (CNSC) announced its decision to renew each of our facility operating licences for McArthur River, Key Lake and Rabbit Lake operations for five-year terms expiring on October 31, 2013.
McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake during the third quarter was 2.1 million pounds. The decrease in production, compared to 2.6 million pounds produced in the same period of 2007, was caused by difficulties encountered during the startup of process equipment following completion of a planned maintenance shutdown at Key Lake on August 9, 2008. Cameco’s production of 8.5 million pounds U3O8 for the first nine months of 2008 is 0.7 million pounds lower than for the same period of 2007.
At Key Lake, design work to modify equipment installed to reduce concentrations of selenium and molybdenum discharged to the environment continued during the quarter. These modifications will improve circuit availability and will enable optimization of the circuit for improved selenium removal in early 2009. Results have shown significant reductions in the concentration of molybdenum and some reduction in selenium during periods when the circuit is available.
At McArthur River, freezehole drilling and construction of the new brine distribution system for the area known as zone 2, panel 5 are nearing completion. During the fourth quarter, we plan to activate the brine distribution system to begin formation of the new freezewall for this mining area, from which we plan to produce over 100 million pounds of U3O8. Once the freezewall is established, we intend to proceed with development of the initial raisebore chamber. Production from this area is anticipated in the second half of 2009.

Development of the lower zone 4 mining area is progressing well. This area is classified as higher risk development and we have adjusted our development and production schedules to recognize and mitigate these risks. Production is now scheduled for 2010.
To address the rescheduling of production from lower zone 4, we developed a revised production plan for 2009 and have made good progress on it. A short term production area in zone 2 has been developed within the protection of the existing freezewall that is expected to deliver the additional ore required to allow Key Lake to achieve its production targets in 2009. We will start mining in this area using the raisebore method in the fourth quarter of 2008.
During the fourth quarter we will begin field testing the boxhole boring method. The first raise will be in waste rock.
Rabbit Lake
Planned maintenance and project work was conducted at the Rabbit Lake mill for most of the third quarter. As a result, Rabbit Lake produced 0.2 million pounds U3O8 during the third quarter. Production for the first nine months of 2008 was 1.7 million pounds compared to 3.0 million pounds for the same period in 2007. Mine production continued throughout the third quarter; however, ore was stockpiled and will be processed at the mill in the fourth quarter. We expect to continue to see large variations in mill production from quarter to quarter as we manage ore supply to ensure efficient use of mill capacity.
Expansion of the Rabbit Lake tailings management facility pit started in the third quarter after the company received approval from the CNSC and Saskatchewan Ministry of the Environment in August.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte ISR mines, located in Wyoming and Nebraska, produced 0.4 million pounds U3O8 in the third quarter of 2008, down from 0.7 million pounds in the third quarter of 2007 due to delays in our ability to put new infrastructure in place. For the first nine months, these operations produced 1.4 million pounds of U3O8, lower than the 2.1 million pounds produced during the same period in 2007.
Cameco Resources has submitted, for review by the Wyoming Department of Environmental Quality (WDEQ), a revised schedule for timely restoration of mined areas. This is a requirement under the settlement agreement reached with WDEQ.
Cigar Lake
On August 12, 2008, Cameco suspended remediation work in shaft 1 at Cigar Lake after an increase in the rate of water inflow to the mine.
We are continuing to investigate the source of the inflow. Based on the information collected to date, we have identified a potential source at the 420 metre level of the shaft. This area was developed many years ago to assess the practicality of developing a working level above the orebody. This proved to not be feasible due to poor ground conditions. A concrete bulkhead was put in place and the remainder of the level was subsequently used for minor mine infrastructure and storage. Our investigation is currently focused on this area. However, we continue to review the area in and around the plug that was poured subsequent to the October 2006 inflow, as well as the two areas where it was previously determined additional precautionary measures were not necessary. Information collected to date does not suggest any problem in these areas.
Submersible remotely operated vehicles (ROV) are being deployed in the mine to explore the potential sources, provide visual and sonar imaging of the mine workings and measure parameters like water flow and temperature. At the same time, we are pumping water from the mine to create water flow to assist in the identification of the inflow source. While the work is time consuming (some items like doors and pipes have to be cut away to allow the ROVs access), it is progressing steadily and providing good information to the investigation team.
Once the source of the inflow is identified, we will develop a remediation plan.
Progress on the remediation of shaft 2 continues. The inflow sources have been sealed and the effectiveness of the seal has been demonstrated. The shaft is now ready for dewatering and will be scheduled as part of the overall remediation plan for Cigar Lake.
In order to keep our stakeholders informed on the progress of remediation activities, we will provide updates with each quarterly MD&A or more frequently if there are significant developments.
Inkai
During the third quarter of 2008, the test mine at block 2 produced about 0.2 million pounds of U3O8. At block 1, commissioning of the processing facility continues and we are recovering uranium.
On page 43 of Cameco’s annual information form, we describe the Kazakh tax regime that applies for the purpose of determining the taxes and other governmental charges payable by Joint Venture Inkai. The Kazakh government has released draft revisions to the tax code, which are to be effective January 1, 2009. However, these revisions have not yet been approved by Parliament and therefore, are subject to change.
The new tax code is intended to increase the tax burden on the mineral resource industry and we are assessing the implications to Joint Venture Inkai.
On page 40 of Cameco’s annual information form, we describe the current Kazakh law on Subsoil and Subsoil Use, which defines the framework and procedures connected with the granting of subsoil rights, and the regulation of activities of subsoil users, which applies to Joint Venture Inkai. The Kazakh government is preparing a new draft law on Subsoil and Subsoil Use, which is expected to be adopted by January 1, 2009, but is not expected to come into force until six months after publication. We are assessing the implications of the draft law on Joint Venture Inkai.

Uranium Exploration Update
Saskatchewan Exploration
Exploration activities were conducted on seven Cameco-operated projects during the third quarter. The dominant exploration activity was diamond drilling. A total of about 21,500 metres were drilled, bringing the yearly drilling total to more than 68,500 metres. Only the Read Lake project will have diamond drilling extending into the fourth quarter.
Encouraging drilling results were obtained from the Dawn Lake project Tamarack deposit. The deposit has now been drilled off on 25-metre spaced sections although mineralization on several of these sections has not been closed off.
At the Virgin River project Centennial deposit, significant mineralization continued to be intersected. This deposit has now been tested at 50-metre spaced sections although mineralization has not been fully delineated on any of the sections.
Canadian Exploration
Exploration activities, including geological mapping, ground gravity surveying and diamond drilling were completed on the Turqavik and Aberdeen projects in Nunavut. No significant radioactivity was encountered in any of the holes drilled.
Global Exploration
Australia
Work on eight Australian exploration projects was completed in the third quarter. Encouraging results were obtained from two projects located in the Arnhem Land district in the Northern Territory.
During the quarter, the Northern Territory Government issued the Cameco-Paladin Energy joint venture partners an exploration licence for the Angela and Pamela uranium prospects near Alice Springs. For more information, please see our news release dated October 3, 2008.
In August, Cameco acquired a 70% interest in the Kintyre deposit located in Western Australia. Development of this deposit is subject to state government approval and reaching an agreement with the traditional land owners. On September 6, 2008, a state election was held and the Labour government, which opposes uranium mining, was defeated by the Liberal party. The Liberal party is generally more supportive of uranium mining.
Activity related to the Kintyre project will be undertaken beginning in the fourth quarter of 2008.
Niger
On August 22, 2008, Cameco formed a strategic alliance with Govi High Power Exploration Inc. (GoviEx) and acquired an approximate 11% interest for $28 million (US). For more information, please see our press release dated August 22, 2008.

FUEL SERVICES
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Revenue ($ millions)	69	54	182	162
Gross profit ($ millions)	(3)	(2)	(6)	12
Gross profit %	(5)	(4)	(3)	7
Earnings before taxes ($ millions)	(3)	(2)	(6)	12
Sales volume (million kgU)[1]	3.7	4.4	10.2	10.6
Production volume (million kgU) [2]	1.8	1.9	5.7	11.2

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel manufacturing and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
Third Quarter
In the third quarter of 2008, revenue from our fuel services business was $69 million, an increase of $15 million compared to the same period in 2007 due to a 44% increase in the average realized price, partially offset by a 16% decrease in reported sales volumes.
Total cost of products and services sold, including DD&R, increased by 29% to $72 million from $56 million in the third quarter of 2007. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($15 million) were expensed as incurred in the third quarter of 2008.
Year to Date
In the first nine months of 2008, revenue from our fuel services business was $182 million, an increase of $20 million compared to the same period in 2007 due to a 17% increase in the average realized price, partially offset by a 4% decrease in reported sales volumes. Similar to the uranium business, the timing of deliveries of fuel services products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.
Total cost of products and services sold, including DD&R, increased by 25% to $188 million from $150 million in the first nine months of 2007. The cost of products sold for 2008 was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($43 million) were expensed as incurred in the first nine months of 2008.

UF6 Conversion Market Update
Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	Sept. 30/08	June 30/08	Sept. 30/07	June 30/07
Average spot market price ($US/kgU)
• North America	9.50	9.50	11.13	11.63
• Europe	10.75	10.75	11.15	11.15
Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services as at the dates specified.

	Sept. 30/08	June 30/08	Sept. 30/07	June 30/07
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	12.25
• Europe	13.25	13.25	13.00	13.00
Fuel Services Operations Update
Blind River Refinery
At our Blind River refinery, we produced 1.1 million kgU in the third quarter of 2008 compared to 1.9 million kgU for the third quarter of 2007. Total UO3 production for the first nine months of 2008 was 7.2 million kgU compared to 8.3 million kgU for the same period in 2007. We have reduced production at Blind River because the suspension of UF6 production at Port Hope has reduced the requirement for UO3 feed.
The Blind River refinery had an extended shutdown through July and August to accommodate vacations, maintenance and additional focus on training. The refinery started early September and has since operated well. Production for September was less than budget, as is the year-to-date, resulting in costs above budget. However, production is sufficient to meet Port Hope and SFL requirements.
Conversion Services and Fuel Manufacturing
Our Port Hope conversion services and fuel manufacturing production and SFL supply totalled 1.8 million kgU in the third quarter of 2008 compared to 1.9 million kgU in the third quarter of 2007. The difference is due to the production of a small volume of UF6 prior to the plant being shutdown in mid 2007.
Port Hope conversion services and fuel manufacturing production and SFL supply was 5.7 million kgU for the first nine months of 2008 compared to 11.2 million kgU for the same period in 2007.

On September 30, 2008, production of UF6 resumed at the Port Hope conversion facility, following approval from the CNSC. The plant is now capable of running at full capacity; however future production is uncertain due to questions about the supply of hydrofluoric acid (HF). All contaminated groundwater flowing under the UF6 plant is being collected by a series of wells and the water evaporated. The contamination that occurred prior to the installation of these wells is being dealt with in conjunction with the comprehensive groundwater sampling program.
Supply of HF remains a concern due to a contractual dispute with our current supplier. We are now receiving HF on a spot basis, which is both expensive and uncertain. However, we are diligently seeking other sources that are more reasonably priced and likely to be more secure in the long term. Securing an alternative source is not likely to occur until the second half of 2009 due to a number of transportation issues that must be resolved.
Cameco is working to ensure UF6 deliveries for the fourth quarter are met.
A comprehensive groundwater sampling program across the Port Hope site to identify and address legacy contamination has been completed and is now being interpreted. It will take well into 2009 to complete the risk assessment necessary to prioritize future action. In the interim, to further reduce the materials reaching the harbour, three additional water collection wells are planned. Cameco believes the materials are largely from historic sources and not Cameco activities.
On October 10, 2008, the UO2 plant was shutdown after meeting its budget production for the year. The remainder of the year will allow for an extended maintenance period during which the floors and in-floor structures will be brought up to the new standards of the UF6 plant. We expect to restart the UO2 plant early in 2009.
On November 6, 2008, the CNSC held a hearing to finalize the environmental assessment guidelines for Vision 2010. We expect a recommendation from the CNSC by the end of the year. However, further approvals are required and are not expected until mid 2009.

NUCLEAR ELECTRICITY GENERATION
Highlights BPLP (100% basis)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Output — terawatt hours (TWh)	6.8	6.8	17.7	18.6
Capacity factor (%)[1]	94	96	82	88
Realized price ($/MWh)	59	53	57	52
Average Ontario electricity spot price ($/MWh)	51	47	49	48
($ millions)
Electricity revenue	405	362	1,010	960
Operating costs[2]	198	206	693	674
Cash costs
— operating & maintenance	119	124	461	448
— fuel	19	19	55	49
— supplemental rent[3]	29	28	87	85
Non cash costs (amortization)	31	35	90	92
Income before interest and finance charges	207	156	317	286
Interest and finance charges	(8)	(6)	30	0
Earnings before taxes	215	162	287	286
Cash from operations	181	174	371	341
Capital expenditures	23	15	66	57
Operating costs ($/MWh)	29	30	39	36
Distributions	210	125	350	270

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2008.
In the third quarter of 2008, BPLP generated cash from operations of $181 million compared to $174 million in the third quarter of 2007. The increase reflects a higher realized price, partially offset by increased working capital requirements.
Cameco’s Earnings from BPLP

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2008	2007	2008	2007
BPLP’s earnings before taxes (100%)	215	162	287	286
Cameco’s share of pre-tax earnings before adjustments	68	51	91	90
Proprietary adjustments	(7)	(8)	(5)	(10)
Pre-tax earnings from BPLP	61	43	86	80

Third Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $61 million during the third quarter compared to $43 million in the third quarter of 2007. This increase in the third quarter of 2008 was due to higher realized prices for spot and contract sales.
Output
BPLP achieved a capacity factor of 94% in the third quarter of 2008 compared to 96% in the same period of 2007. During the third quarter of 2008, the BPLP units generated 6.8 TWh of electricity, unchanged compared to 2007. In the third quarter of 2008, there were 11 outage days in aggregate among the four units compared to eight outage days in the third quarter of 2007.
Revenue
For the third quarter of 2008, BPLP’s electricity revenue increased to $405 million from $362 million over the same period in 2007 due to higher realized prices.
The realized price achieved from a mix of contract and spot sales averaged $59 per MWh in the quarter, which was 11% higher than the realized price in the same period last year. During the quarter, the Ontario electricity spot price averaged $51 per MWh compared to $47 per MWh in the third quarter of 2007.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the third quarter of 2008, about 67% of BPLP output was sold under fixed-price contracts, up from 30% during the same period in 2007.
Cameco provides guarantees to customers under these contracts of up to $38 million. At September 30, 2008, Cameco’s actual exposure under these guarantees was nil. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation Inc. (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at September 30, 2008.
Costs
Operating costs (including amortization) were $198 million in the third quarter of 2008, down slightly from $206 million during the same period of 2007. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the third quarter of 2008 was $29 compared to $30 in the third quarter of 2007.
Year to Date
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP for the first nine months of 2008 amounted to $86 million compared to $80 million in the same period of 2007. The increase was attributable to higher realized prices, partially offset by lower generation and higher costs.

Output
For the first nine months of the year, the BPLP units achieved a capacity factor of 82%, compared with 88% in the same period last year. These units produced 17.7 TWh during the first nine months of 2008, a decrease of 0.9 TWh over the same period last year, due to an increase in planned outages.
Revenue
For the first nine months of the year, BPLP’s electricity revenue increased to $1,010 million from $960 million over the same period in 2007 as higher realized prices more than compensated for the lower generation volume.
The realized price achieved from a mix of contract and spot sales averaged $57 per MWh for the first nine months of the year, which was 10% higher than the realized price in the same period last year. During the first nine months of 2008, the Ontario electricity spot price averaged $49 per MWh, an increase of $1 per MWh compared to the same period of 2007.
Costs
For the first nine months of 2008, operating costs were $693 million, compared with $674 million in the same period in 2007. This increase primarily reflects the additional costs associated with the planned outages, and the additional overtime to maintain the base work programs and winter storm coverage during the first quarter. On a per MWh basis, the operating cost for the first nine months of 2008 was $39 compared to $36 in the same period last year.
GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic; and Boroo, located in Mongolia.
Financial Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Revenue ($ millions)	143	104	399	317
Gross profit ($ millions)	40	23	116	87
Gross profit %	28	22	29	27
Realized price (US$/ounce)	860	680	884	665
Sales volume (ounces)	162,000	144,000	446,000	427,000
Gold production (ounces)[1]	186,000	137,000	465,000	423,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.

Gold Results
Third Quarter
For the three months ended September 30, 2008, revenue from our gold business increased by $39 million to $143 million compared to the third quarter of 2007, while the gross profit margin for the quarter improved to 28% from 22%. The increase in revenue was due to higher realized gold prices and increased sales. The average realized price for gold rose to $860 (US) per ounce in the quarter compared to $680 (US) per ounce in the third quarter of 2007, due to higher spot prices.
Centerra produced 186,000 ounces of gold in the third quarter of 2008, which was 36% higher than the 137,000 ounces of gold reported in the third quarter of 2007. The higher gold production was mainly due to higher output at the Kumtor mine partially offset by reduced gold production at the Boroo mine. Kumtor’s output for the quarter increased to 134,000 ounces from 78,000 in the same period in 2007 due to a higher ore grade, which averaged 3.6 grams per tonne (g/t) compared to 2.1 g/t in the prior year. Lower gold production at Boroo was primarily attributable to milling of lower ore grades, averaging 2.6 g/t in the third quarter of 2008 compared to the 3.6 g/t milled in the same quarter of 2007.
Year to Date
For the nine months ended September 30, 2008, revenue from our gold business increased by $82 million to $399 million compared to $317 million for the same period in 2007. The increase in revenue was primarily due to higher realized gold prices. The average realized price for gold rose to $884 (US) per ounce in the first nine months of 2008 compared to $665 (US) per ounce in the first nine months of 2007, due to higher spot prices.
Centerra produced 465,000 ounces of gold in the first nine months of 2008, which was 10% higher than the 423,000 ounces of gold reported for the same period in 2007. The higher gold production was mainly due to increased output at the Kumtor mine partially offset by reduced output at the Boroo mine. Kumtor’s output increased to 320,000 ounces during the first nine months from 227,000 for the same period in 2007 due to a higher ore grade, which averaged 3.2 g/t compared to 2.3 g/t in the prior year. Lower gold production at Boroo year to date was primarily attributable to milling of lower ore grades, averaging 2.7 g/t in the first nine months of 2008 compared to the 3.8 g/t milled for the same period in 2007.
At Kumtor, the existing collective agreement will expire on December 31, 2008. A new 30-month collective agreement has been tentatively agreed to by the union negotiating team and will be put before the union membership and voted on in November.
Gold Market Update
The average spot market gold price during the third quarter of 2008 was $872 (US) per ounce, an increase of 28% compared to $680 (US) per ounce in the third quarter of 2007.

Political Update
Centerra continues to hold discussions with the Kyrgyz government working group responsible for the negotiations in order to resolve outstanding issues regarding the Kumtor project. To allow for such discussions to continue and for the parties to concentrate on resolving outstanding issues related to the project, Centerra agreed to suspend the international arbitration proceedings it had previously initiated.
LIQUIDITY AND CAPITAL RESOURCES
Cameco has large, reliable customers that continue to require uranium regardless of the current world financial situation and we have built a uranium contract portfolio that we expect will provide a solid revenue stream for years to come.
However, the timing of Cameco’s cash receipts does not necessarily coincide with the timing of disbursements. Therefore, we rely on short-term debt predominately to fund these fluctuations in working capital. We also use short-term debt to provide flexibility for funding longer-term requirements until the balance accumulates to a level that warrants refinancing.
Recent uncertainty in the global financial markets has effectively shut down the debt capital markets for Cameco and most other companies. We continue to monitor the market and will carefully assess conditions prior to making any decisions.
In the interim, we will rely on our short-term bank credit facilities to provide liquidity. The following discussion describes the current debt facilities available to Cameco.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $1,365 million in unsecured lines of credit, which include the following facilities:
Cameco has in place a $470 million, 364-day unsecured revolving credit facility, maturing June 2009 and extendable for up to two additional 364-day terms upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2008, there was $95 million (Cdn) and $336 million (US) outstanding under this credit facility.
Cameco has in place a $500 million, unsecured revolving credit facility that matures in 2012. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2008, there was $105 million outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At September 30, 2008, there was $146 million outstanding under the commercial paper program.

Various financial institutions have entered into agreements to provide Cameco up to approximately $395 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At September 30, 2008, outstanding letters of credit amounted to $361 million under these facilities.
Cameco has issued a promissory note payable to GE-Hitachi Global Laser Enrichment, LLC (GLE) in the amount of $73 million (US) to support future development of this business. For further information regarding this promissory note, refer to note 14 of the unaudited consolidated financial statements.
Credit Ratings
There has been no change to Cameco’s credit ratings as discussed in our annual MD&A.
Redemption of Outstanding 5% Convertible Subordinated Debentures
Cameco previously announced that it would redeem all of the outstanding 5% convertible subordinated debentures due October 1, 2013 (the “Debentures”). Subsequent to the announcement, the majority of holders exercised their right to convert their Debentures into common shares prior to the October 1, 2008, redemption date. The remainder were redeemed by Cameco on October 1, 2008. The Debentures converted into a total of approximately 21.2 million common shares. The conversion reduced Cameco’s outstanding debt by $229 million.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at September 30, 2008, Cameco met these financial covenants and does not expect its operating and investment activities in 2008 to be constrained by them.
Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2007, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to our annual MD&A.
For further information regarding commitments and contingencies, refer to note 25 of our audited consolidated financial statements for the period ended December 31, 2007 and note 18 of our unaudited consolidated financial statements.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2007. For further information on these commercial commitments, refer to our annual MD&A.

OUTSTANDING SHARE DATA
At September 30, 2008, there were 365,679,733 common shares and one Class B share outstanding. In addition, there were 7,212,390 stock options outstanding with exercise prices ranging from $3.13 to $55.43 per share.
Cameco’s normal course issuer bid terminated on September 10, 2008. Cameco does not currently intend to renew its normal course issuer bid. No securities were purchased by Cameco pursuant to the bid during 2008.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in Cameco’s policies and procedures and other processes that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICY
Inventories
On January 1, 2008, Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The additional disclosure requirements include: inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 53% subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008, with a corresponding increase of $8,893,000 (Cdn) to retained earnings. Prior periods have not been restated.
Capital Disclosures
On January 1, 2008, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what Cameco regards as capital and whether Cameco has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. There was no financial impact to previously reported financial statements as a result of the implementation of the new standard.
Financial Instruments — Disclosure and Presentation
On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863 Financial Instruments — Presentation. These sections replaced Handbook Section 3861 — Financial Instruments — Disclosures and Presentation and they enhance the users’

ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.
NEW ACCOUNTING PRONOUNCEMENTS
Goodwill and Intangible Assets
Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.
International Financial Reporting Standards (IFRS)
The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, differences in accounting policies will have to be addressed. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has developed a detailed project plan to ensure compliance with the new standards. The detailed project plan is based on the assessment of the financial statement impacts of the differences in accounting standards and addresses key elements of Cameco’s conversion to IFRS. Cameco has also developed plans to address necessary systems modifications. Key segments of the plan that are currently in progress include the development of training sessions for individuals throughout the company and determination of accounting policy and process changes.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustments to net earnings.

Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2008	2007	2008	2007
Net earnings (per GAAP)	$135	$91	$419	$355
Adjustments
Agreement with Kyrgyzstan	(2)	125	(29)	125
Stock option expense (recovery)	(49)	62	(34)	77
Unrealized losses (gains) on derivatives	38	(15)	61	(20)
Writedown of investments	20	—	20	—

Adjusted net earnings	$142	$263	$437	$537

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/
•	Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this MD&A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our outlook for the year 2008; our forecast that Inkai will achieve commercial production in 2009; our expected uranium production quantities for 2008; future price sensitivity analysis for uranium, electricity and gold; future earnings sensitivity to changes in the exchange rate; uranium price sensitivity table for 2008 to 2012 and related discussion; our uranium production outlook for 2008 through 2012; our expectations regarding long term uranium contracting levels in 2008; our expectation that Russian government approval will be received in the next few months for a new pricing structure for the period 2011 to 2013 under the HEU commercial agreement; the discussion of our planned activity at McArthur River necessary to achieve expected uranium production at McArthur River and Key Lake in 2009 and 2010; our forecast that the UO2 plant will restart in early 2009; our prediction that our customers will continue to require uranium regardless of the current world economic situation; our expectation that the company’s uranium contract portfolio will provide a solid stream of revenue for years to come; and our expectation that Cameco’s operating and investing activities in 2008 will not be constrained by the financial covenants in our general credit facilities.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; we assume capital is available and that is subject to the risk that our assumption is incorrect; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with governments (including tax authorities), suppliers, customers or joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production associated chemicals affecting the soil at the Port Hope conversion facility and other operating sites, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of nationalization, terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies (including proposed new legislation in Kazakhstan allowing the government to renegotiate previously signed agreements and to change the tax code), which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production (including the availability of acid at the company’s operations in Kazakhstan and hydrofluoric acid at the company’s Port Hope operations), and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “ Uranium Price Sensitivity (2008 to 2012)”; the assumptions and risk factors regarding uranium production set out under the heading “Uranium Production Outlook (2008 to 2012)”; the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the successful transition to new mining zones at McArthur River, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form, current annual MD&A and MD&A for the first and second quarter of 2008.

The forward-looking information and statements included in this MD&A represent Cameco’s views as of the date of this MD&A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD&A about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this MD&A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer-term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
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